Vertro, Inc.
143 Varick Street
New York, New York 10013

September 22, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vertro, Inc.
Withdrawal of Form S–3, File No. 333–166824

Ladies and Gentlemen:

In accordance with Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), Vertro, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form S–3 together with all exhibits, filed on May 14, 2010, as amended by Pre-Effective Amendment No. 1, filed on July 2, 2010 (the “Registration Statement”) (File No. 333–166824).  The filing has not been declared effective.  No securities were sold or issued under the Registration Statement, and the Registrant does not intend to sell or issue any securities in connection therewith.

The Registrant also requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

We appreciate your assistance and should you need any additional information, please feel free to contact Jeremy D. Siegfried at 614-227-2181, of Porter Wright Morris & Arthur, LLP.

Very truly yours,

VERTRO, INC.

By:	/s/ John B. Pisaris
John B. Pisaris
General Counsel and Secretary